Exhibit 99.1

NEWS RELEASE
May 7, 2010	Release 04-2010

WESTERN COPPER ACCELERATES EXPIRY OF WARRANTS

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) announces that it has elected to accelerate the expiry of 2,000,000 common share purchase warrants (the "Warrants") for possible proceeds of C$ 2.5 million.

The Warrants were originally issued by the Company on July 10, 2009, and set to expire on July 10, 2012. The accelerated expiry provision has been satisfied, in that for a period of twenty consecutive trading days the weighted average trading price of the Company's common shares on the TSX has been equal to or greater than C$2.00 per share.

Western Copper has elected to accelerate the expiry of the Warrants and the expiry date will now be June 7, 2010. Notice of the acceleration dated May 6, 2010 has been mailed to registered holders of the Warrants. Each whole warrant will be exercisable for one common share of the Company at a price of C$1.25 per common share.

Holders may exercise the Warrants before 5:00 p.m. (Vancouver time) on June 7, 2010 by surrendering to the Company at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 the Warrant certificate, together with (i) a duly completed and executed exercise form in the form attached to the Warrant certificate; (ii) the original Warrant certificate; and (iii) a certified cheque, bank draft or money order payable to Western Copper Corporation in an amount equal to the purchase price of the number of shares subscribed for.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com